UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38857

Bit Origin Limited

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached as Exhibit 99.1 is the registrant’s press release of June 1, 2022, entitled, “Bit Origin Limited Signs Letter of Intent to Purchase 750 Bitcoin Miners with Total Hash Rate of 75,000 TH/s”

Attached as Exhibit 99.2 is the registrant’s press release of June 2, 2022, entitled, “Bit Origin Limited Signs Letter of Intent to Purchase 850 Bitcoin Miners with Total Hash Rate of 85,000 TH/s”

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – Bit Origin Limited Signs Letter of Intent to Purchase 750 Bitcoin Miners with Total Hash Rate of 75,000 TH/s, dated June 1, 2022
99.2	Press Release – Bit Origin Limited Signs Letter of Intent to Purchase 850 Bitcoin Miners with Total Hash Rate of 85,000 TH/s, dated June 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2022	BIT ORIGIN LIMITED

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board